PLIANT THERAPEUTICS, INC.
POLICY ON RECOUPMENT AND FORFEITURE OF INCENTIVE COMPENSATION
Adopted September 21, 2023
Overview
The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Pliant Therapeutics, Inc. (the “Company”) believes it is prudent to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. To that end, the Committee hereby adopts a comprehensive policy that allows the Company to recover Incentive Compensation (as defined below), in whole or in part, following certain events that adversely affects the Company. The Committee has adopted the Clawback Policy (the “Policy”) set forth below, effective with respect to Incentive Compensation granted or awarded on or after October 2, 2023 (the “Effective Date”). This Policy is intended to comply with the requirements of Securities and Exchange Commission (“SEC”) rules and Nasdaq Stock Market (“NASDAQ”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd- Frank Act”).
Administration; Amendment
The Policy shall be administered by the Committee. Any determination by the Committee shall be made by votes taken pursuant to the Committee Charter and the Company’s Bylaws, as they may be amended from time to time. The Committee shall have full power, authority, and sole and exclusive discretion to construe, interpret, and administer this Policy, in all cases consistent with the Dodd-Frank Act. In addition, the Committee may delegate its authority hereunder to a committee of senior executive officers of the Company to make recommendations under this Policy, and such committee shall present its recommendations to the Committee.
Any action taken by, or inaction of, the Committee relating to or pursuant to this Policy shall be within the absolute discretion of the Committee. All such actions or inactions of the Committee shall be conclusive and binding on each person, directly or indirectly, affected by such action or inaction, including, but not limited to, the Covered Employees. Further, the exercise by the Committee of any rights pursuant to this Policy shall be without prejudice to any other rights that the Company or the Committee may have with respect to any Covered Employee subject to this Policy.
The Committee may amend or change the terms of this Policy at any time for any reason, including as required to comply with applicable law. The Committee shall review this Policy on at least an annual basis. This Policy may be amended by action of the Committee, with amendments reported by the Committee to the Board.
Covered Employees
Each employee who serves as an “officer” (as defined pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) employed by the Company or any of its affiliates during the Recovery Period, as defined below (collectively, the “Covered Employees”). Covered Employees who cease employment or service with the Company and its affiliates shall continue to be bound by the terms of the Policy with respect to Incentive Compensation subject to this Policy.

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Definitions
Incentive Compensation: Incentive Compensation means compensation granted, earned or vested based wholly or in part upon the attainment of any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, whether or not presented within the Company’s financial statements or included in a filing with the SEC, including stock price and total shareholder return (“TSR”), including but not limited to performance-based cash, stock, options or other equity-based awards paid or granted to the Covered Employee. Compensation that is granted, vests or is earned based solely upon the occurrence of non-financial events, such as base salary, restricted stock or options with time-based vesting, or a bonus awarded solely at the discretion of the Board or Committee and not based on the attainment of any financial measure, is not subject to this Policy.
Recovery Period: Recovery Period means the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Financial Restatement, as determined in accordance with the last sentence of this definition, or any transition period that results from a change in the Company’s fiscal year (as set forth in Section 5608(b)(i)(D) of the Nasdaq Listing Rules). The date on which the Company is required to prepare a Financial Restatement is the earlier to occur of (A) the date the Board or a Board committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

Recoupment Upon Financial Restatement

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Financial Restatement”), the Committee shall cause the Company to recoup from each Covered Employee, as promptly as reasonably possible, any erroneously awarded Incentive Compensation.

No-Fault Recovery

Recoupment under this Policy shall be required regardless of whether the Covered Employee or any other person was at fault or responsible for accounting errors that contributed to the need for the Financial Restatement or engaged in any misconduct.

Compensation Subject to Recovery

The Committee shall make a reasonable determination of the amount of any Incentive Compensation subject to recovery under this Policy. In the event of a Financial Restatement, the amount to be recovered will be the excess of (i) the Incentive Compensation received by the Covered Employee during the Recovery Period, based on the erroneous data and calculated without regard to any taxes paid or withheld, over (ii) the Incentive Compensation that would have been received by the Covered Employee had it been calculated based on the restated financial information, as determined by the Committee. For this purpose, Incentive Compensation is considered to have been received by a Covered Employee in the fiscal year during which the applicable financial reporting measure was attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

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For Incentive Compensation based on stock price or TSR or other circumstances where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the Committee shall determine the amount to be recovered based on a reasonable estimate of the effect of the Financial Restatement on the stock price or TSR upon which the Incentive Compensation was received and the Company shall document the determination of that estimate and provide it to NASDAQ.
Enforcement
The Company may use any legal or equitable remedies that are available to the Company to recoup any erroneously awarded Incentive Based Compensation. The Committee may seek to recover any Incentive Compensation owed by a Covered Employee through one or more of the following methods, as selected by the Committee and subject to applicable law:
1)reimbursement of the amount of an affected cash payment received as Incentive Compensation;
2)recovery of shares issued in connection with, or proceeds realized on the settlement, sale, transfer, or other disposition of, any affected equity-based award received as Incentive Compensation;
3)offset of the Incentive Compensation from any compensation otherwise owed to the Covered Employee by the Company or its affiliates;
4)cancellation of an affected equity award received as Incentive Compensation, whether vested or unvested; or
5)any other remedial and recovery action permitted by law, as determined by the Committee.
If the Committee determines to seek recovery of Incentive Compensation, it shall first make a written demand for repayment from the Covered Employee and, if the individual does not tender timely repayment in response to such demand, the Committee may pursue the other remedies contemplated by the Policy, including seeking a court order against the individual for such repayment.

No Indemnification

The Company shall not indemnify any Covered Employee against the loss of any Incentive Compensation effected pursuant to this Policy and any purported indemnification shall be null and void.
Exceptions

The compensation recouped under this Policy shall not include Incentive Compensation received by a Covered Employee (i) prior to beginning service as a Covered Employee or (ii) if he or she did not serve as a Covered Employee at any time during the applicable Recovery Period. The Board may determine not to seek recovery from a Covered Employee in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive Compensation and providing corresponding documentation of such attempt to NASDAQ), (B) recovery would violate the home country law that was adopted prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is acceptable to and provided to NASDAQ, or (C) recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section

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411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.
Other Recoupment Rights

The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date expressly require a Covered Employee to abide by the terms of this Policy; however, the absence of any such express provision in any such agreement shall not prevent application of the Policy to Covered Employees. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement or any other legal remedies available to the Company.
Non-Exclusivity of Remedies

Application of the Policy does not preclude the Company from taking any other action to enforce a Covered Employee’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings or any other remedies that may be available to the Company with respect to inappropriate conduct on the part of the Covered Employee.
Non-Exclusivity of Policy

The terms of this Policy are in addition to any recoupment required or permitted by contract or by law, including the Sarbanes-Oxley Act of 2002 and any other law or regulation that the Committee determines, in its discretion, is applicable.
No Additional Payments

In no event shall the Company be required to award Covered Employees an additional payment if an accounting restatement would have resulted in a higher Incentive Compensation payment to the Covered Employee.
Successors
The Policy shall be binding and enforceable against all Covered Employees and their beneficiaries, executors, administrators, and other legal representatives.

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